Exhibit 12.1

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Share Dividends

(In thousands)

	City Office REIT, Inc.					City Office REIT, Inc. Predecessor
	Nine months ended September 30, 2018	Year ended December 31, 2017	Year ended December 31, 2016	Year ended December 31, 2015	Period from April 21, 2014 to December 31, 2014	Period from January 1, 2014 to April 20, 2014
Earnings
Add:
Income/(Loss) from continuing operations before adjustment for income or loss from equity investees	45,352	9,158	376	(7,667)	(6,855)	(2,530)
Fixed charges	17,481	20,173	14,761	11,353	7,180	3,772
Distributed income of equity investees	—	—	—	—	—	—
Subtract:
Capitalized interest	—	—	—	—	—	—

Total Earnings	62,833	29,331	15,137	3,686	325	1,242
Fixed Charges
Interest expense	17,481	20,173	14,761	11,353	7,180	3,772
Capitalized interest
Rental expense at computed interest factor(1)	—	—	—	—	—	—

Total Fixed charges	17,481	20,173	14,761	11,353	7,180	3,772
Preferred Stock Dividends	5,565	7,411	1,781	—	—	—

Consolidated Fixed Charges and Preferred Stock Dividends	23,046	27,584	16,542	11,353	7,180	3,772
Consolidated ratio of earnings to fixed charges	2.73	1.06	0.92	0.32	0.05	0.33
Inadequate amount	—	—	1,405	7,667	6,855	2,530

(1)	Amounts represent those portions of rent expense that are reasonable approximations of interest costs.